Exhibit 99.1

ELBIT IMAGING ANNOUNCES DATA FROM GAMIDA CELL’S NAM-NK AND

NICORD® PROGRAMS TO BE PRESENTED AT 2019 TCT ANNUAL MEETING

Tel Aviv, Israel, January 28, 2019, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit”) announced today, further to its press releases dated December 3, 2018 and June 25, 2018, that Gamida Cell Ltd. (Nasdaq: GMDA) (“Gamida”), an indirect shareholding of the Company, has announced that new data from its clinical programs will be presented at the 2019 Transplantation & Cellular Therapy (TCT) Meeting of American Society for Blood and Marrow Transplantation (ASBMT) and Center for International Blood and Marrow Transplant Research (CIBMTR) taking place in Houston, Texas, February 20–24.

During the meeting, new data will be presented from the NAM-NK and NiCord® programs, including the following1:

1.	Initial results indicating clinical response and a safe profile of the ongoing Phase I study of patients with relapsed or refractory non-Hodgkin lymphoma and multiple myeloma treated with NAM-expanded Natural Killer cells. The study is led by the University of Minnesota.
2.	Results demonstrating rapid immune reconstitution in patients transplanted with NiCord, as part of a Phase I/II clinical study of hematological malignancies. The study is led by the Memorial Sloan Kettering Center.
3.	Initial results indicating prompt cord engraftment and proper graft function in Phase I/II clinical study of severe aplastic anemia using NiCord (formerly: CordIn). The study is led by the National Institutes of Health.

It should be noted that patient enrollment continues in the NAM-NK study of multiple myeloma and non-Hodgkin lymphoma (NHL), and in the study of severe aplastic anemia using NiCord.

Elbit holds approximately 63% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (approximately 41% on a fully diluted basis) which, in turn, holds approximately 2.7 million shares in Gamida, representing approximately 11% of Gamida’s outstanding share capital (approximately 8% on a fully diluted basis).

About Gamida Cell Ltd.

Gamida is engaged in the development of products for curing cancer and rare bone marrow diseases. Gamida’s products are currently being tested in clinical trials for patients with leukemia, lymph node cancer and non-malignant blood diseases. Gamida began a Phase III trial in patients with leukemia and lymph node cancer through NiCord, a drug that the FDA and EMA approved as orphan drug and which was recognized by the FDA as breakthrough treatment. It should be clarified that as of this date, the stage of development of Gamida’s products has not yet been completed and there is no certainty that the products will be marketed on a commercial basis.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

1 As part of Gamida’s PR, reference was made to additional information about the studies through the TCT Meetings of ASBMT and CIBMTR website:

https://tct.confex.com/tct/2019/meetingapp.cgi/Paper/13531

https://tct.confex.com/tct/2019/meetingapp.cgi/Paper/13352

https://tct.confex.com/tct/2019/meetingapp.cgi/Paper/12685

For Further Information:
Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com